UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              EURONET SERVICES INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                    298736109
                                 (CUSIP Number)

                                   Copies to:


Robert C. Canfield, Esq.                        John F. Marvin, Esq.
DST Systems, Inc.                               Leonard Jurden
333 West 11th Street, 5th Floor                 Sonnenschein Nath & Rosenthal
Kansas City, Missouri 64105                     4520 Main Street, Suite 1100
(816) 435-1000                                  Kansas City, Missouri 64111
FAX: (816) 435-8630                             (816) 932-4400
                                                FAX: (816) 531-7545

            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                  APRIL 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with this statement / /.

CUSIP No. 298736109                                           Page 2 of 7 Pages
                                  SCHEDULE 13D

1.       Name Of Reporting Person
         I.R.S. Identification No. Of Above Persons (Entities Only):

         DST Systems, Inc.

2.       Check The Appropriate Box If A Member Of A Group:    Not Applicable.

3.       SEC Use Only

4.       Source Of Funds:                   WC

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) Not Applicable.

6.       Citizenship Or Place Of Organization:                         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:                 1,683,597

8.       Shared Voting Power:               None.

9.       Sole Dispositive Power:            1,683,597

10.      Shared Dispositive Power:          None.

11.      Aggregate Amount Beneficially Owned By Each Reporting Person: 1,683,597

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares /X/ Excludes 5,000 shares beneficially owned by certain directors and executive officers of the Reporting Person.

13.      Percent Of Class Represented By Amount In Row (11)            11.1%

14.      Type Of Reporting Person:          CO

This Amendment No. 1 to Schedule 13D is filed on behalf of DST Systems, Inc., a Delaware corporation (the "Reporting Person") to report the purchase by a wholly-owned subsidiary of the Reporting Person of an additional 504,800 shares of the common stock, $0.02 par value, of Euronet Services Inc., a Delaware corporation ("Issuer"). Reference is made to the initial statement on Schedule 13D dated as of March 6, 1997 (the "DST Statement"). The DST Statement is hereby further amended and supplemented as follows:

ITEM 1.  SECURITY AND ISSUER.

                           The class of equity securities to which this Schedule
                  relates is the common stock, $0.02 par value per share ("Common Stock"), of Euronet Services Inc., a Delaware corporation.

                           The  address  of  principal  executive  office of the
                  Issuer is Horvat u. 14-24, 1027 Budapest, Hungary. The United States mailing address of the Issuer is 12617 Juniper Circle, Leawood, Kansas 66209.

ITEM 2.  IDENTITY AND BACKGROUND.

                           This Schedule is being filed by DST Systems,  Inc., a
                  Delaware corporation. The principal executive office of the Reporting Person is located at 333 West 11th Street, Kansas City, Missouri 64105.

                           The   Reporting    Person   provides    sophisticated
                  information processing and computer software services and products to mutual funds, insurance companies, banks and other financial services organizations.

                           Kansas City  Southern  Industries,  Inc.,  a Delaware
                  corporation ("KCSI"), currently owns approximately 41% of the Reporting Person. In addition, Messrs. Allinson and Fitt, who are directors of the Reporting Person, are also directors of KCSI. The Reporting Person has not entered into any agreements with KCSI concerning the Reporting Person's management and policies. The existence of cumulative voting and the exemption of KCSI from the Reporting Person's stockholder rights plan provide KCSI the potential to effectively control the
                  Reporting Person. However, KCSI disclaims control of the Reporting Person and beneficial ownership of the Issuer's Common Stock as a result of KCSI's ownership of the Reporting Person's common stock.

                           Neither the Reporting Person nor any of its executive
                  officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           Neither the Reporting Person nor any of its executive
                  officers or directors hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  DIRECTORS AND EXECUTIVE OFFICERS

                           The names of the  Reporting  Person's  directors  and
                  executive officers appear below. Each such person is a citizen of the United States of America except Mr. Winn, who is a citizen of the United Kingdom, and each is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 333 West 11th Street, Kansas City, Missouri 64105, except as otherwise indicated below.

                  Directors (excluding executive officers who are directors)

                  A. E. Allinson   Executive Vice President, State Street Bank
                                    and Trust Company
                                   Executive Vice President, State Street
                                     Corporation
                                   Chairman of the Board of Directors, Boston
                                     Financial Data Services, Inc.
                                   One Enterprise Drive
                                   North Quincy, MA 02171

                  M. G. Fitt       Retired
                                   10349 N. Lake Circle
                                   Olathe, KS 66061

                  Wm. C. Nelson    President, Kansas City, of NationsBank, N.A.
                                    and Chairman of NationsBank, N.A.(Midwest)
                                   14 W. 10th Street
                                   Kansas City, MO 64105

                  M. J. Strandjord Senior Vice President and Treasurer of Sprint
                                    Corporation
                                   2330 Shawnee Mission Parkway
                                   Westwood, KS 66205

                  Executive Officers

                  T. A. McDonnell  President and Chief Executive Officer,
                                    Director

                  T. A. McCullough Executive Vice President, Director

                  R. C. Canfield   Senior Vice President, General Counsel and
                                    Secretary

                  M. B. Comer      Senior Vice President

                  K. V. Hager      Vice President, Chief Financial Officer and
                                    Treasurer

                  J. P. Horan      Chief Information Officer

                  J. J. Boehm      Group Vice President

                  J. W. McBride    Group Vice President

                  R. L. Tritt      Group Vice President

                  M. A. Waterford  Group Vice President

                  J. P. Kirk, Jr.  Vice President and Chairman of DST Realty,
                                    Inc.

                  C. W. Schellhorn Chairman of the Board and President of Output
                                    Technologies, Inc.
                                   2534 Madison
                                   Kansas City, MO 64108

                  J. M. Winn       Managing Director of DST International
                                    Limited
                                   DST House, St. Mark's Hill
                                   Surbiton, Surrey KT64QD, England

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           On April 9, 1998, a  wholly-owned  subsidiary  of the
                  Reporting Person purchased an aggregate of 504,800 shares in a transaction through a broker at a price per share of $7.00, for an aggregate purchase price, excluding broker commissions, of $3,533,600.00. The source of the funds used to make the purchase was the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

                           The  purpose  of  the   transaction  was  to  acquire
                  additional Common Stock of the Issuer for investment purposes. The Reporting Person, through its wholly-owned subsidiary, and the Reporting Person's directors and executive officers continue to hold the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Person's or its directors' and executive officers' own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or the Reporting Person's or its directors' and executive officers' Common Stock.

                           Except as set forth in this  Schedule,  the Reporting
                  Person and its directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of
                  Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person and its directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         REPORTING PERSON

         (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown as outstanding on the Issuer's Form 10-K/A for the fiscal year ended December 31, 1997, filed April 3, 1998 (Commission File No. 000-22167).

         (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

         (c) The Reporting Person has had no transactions in the Common Stock during the 60 days prior to the date of this Schedule other than as described in Item 3 above.

         (d) No person, other than the Reporting Person through its wholly-owned subsidiary, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

         (e)      Not applicable.

         DIRECTORS AND EXECUTIVE OFFICERS

                           None of the directors  and executive  officers of the
                  Reporting Person other than Messrs. McCullough, Nelson, Hager, Kirk, and Allinson own any of the Common Stock. Mr. McCullough and Mr. Nelson each own 500 shares of the Common Stock. Each holds his respective stock jointly with his spouse, and along with his spouse, has sole power to vote and dispose of such shares. Mr. Hager and Mr. Kirk each own 1,000 shares and Mr. Allinson owns 2,000 shares of the Common Stock and each has sole power to vote and dispose of his respective shares. The number of shares of Common Stock held by Messrs. McCullough, Nelson, Hager, Kirk, and Allinson represent less than one percent of the outstanding shares of the Common Stock. None of the directors or executive officers of the Reporting Person has had any transaction in the Common Stock during the 60 days prior to the date of this schedule. No person, other than Messrs. McCullough, Nelson, Hager, Kirk, or Allinson, and the spouses of Messrs. McCullough and Nelson, as the case may be, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           The Reporting  Person and its directors and executive
                  officers currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                           None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATE:  April 24, 1998

                                    /s/ Robert C. Canfield
                                    Robert C. Canfield
                                    Senior Vice President, General Counsel
                                    and Secretary